

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

October 19, 2011

Via Facsimile
Mr. James P. Waters
Chief Financial Officer
The Hillman Companies, Inc.
10590 Hamilton Ave
Cincinnati, OH 45231

> **Re: The Hillman Companies, Inc.**
> **Form 10K for the Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Response Letter Dated October 14, 2011**
> **File No. 1-13293**

Dear Mr. Waters:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief